SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date:  April 30, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Notice on amendment of a part of the Articles of Incorporation

1-7-1 Konan, Minato-ku Tokyo, 108-0075 Japan

April 30, 2015

Notice on amendment of a part of the Articles of Incorporation

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to amend a part of the Articles of Incorporation as outlined below.  The proposal will be made at its 98th ordinary general meeting of shareholders to be held on June 23, 2015.

1. Purposes of Amendments

Pursuant to the enactment of the Law for Partial Amendments to the Companies Act (Law No. 90, 2014), certain provisions of Article 2 of the Articles of Incorporation, “Company with Committees,” will be deemed to have been amended in the Articles of Incorporation without the need to obtain the resolution of the general meeting of shareholders.  It is proposed that these amendments be expressly reflected in the Articles of Incorporation (Article 2 of Proposed Revisions).

In addition, due to the expansion, pursuant to the same law, of the scope of parties with whom the Corporation may enter into a liability limitation agreement, it is proposed that amendments related thereto be made to Article 21 of the Articles of Incorporation, “Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors” (Article 21 of Proposed Revisions).

The Corporation has obtained the consent of all members of the Audit Committee to amend Article 21 (concerning the liability limitation agreement with Directors).

2. Contents of Amendments

Proposed amendments are set out in the attached.

1/2

(Underlined portions are to be amended.)
Current Articles	Proposed Amendment
Article 2. (Company with Committees) The Corporation, being a company with committees shall have the Board of Directors, Committees and Accounting Auditors.

Article 2.  (Company with Three Committees)

The Corporation, being a company with three committees shall have the Board of Directors, Committees (Nominating Committee, Audit Committee and Compensation Committee) and Accounting Auditors.

Article 21.  (Limitation of Liabilities of Directors and Liability Limitation Agreement with Outside Directors)

1. The Corporation may, by a resolution of the Board of Directors of the Corporation, exempt Directors from their liabilities provided for in Article 423, Paragraph 1 of the Companies Act, to the extent permitted by law.

2. The Corporation may enter into a liability limitation agreement with outside Directors, which shall limit the maximum amount of their liabilities provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

Article 21.  (Limitation of Liabilities of Directors and Liability Limitation Agreement with Directors)

                1. [Not amended]

2. The Corporation may enter into a liability limitation agreement with Directors (excluding Directors who execute business of the Corporation), which shall limit the maximum amount of their liabilities provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either thirty million yen (30,000,000 yen) or an aggregate sum of the amounts prescribed in each item of Article 425, Paragraph 1 of the Companies Act.

2/2